UDR, INC.
ANNOUNCES REPURCHASE NOTIFICATION FOR
4.00% CONVERTIBLE SENIOR NOTES DUE 2035
Denver, CO., January 7, 2011 — UDR, Inc. (NYSE: UDR), a leading multifamily real estate investment trust (REIT), today announced that it is notifying holders of its outstanding 4.00% Convertible Senior Notes Due 2035 (CUSIP Numbers 910197AJ1* and 910197AK8*) (the “Notes”) that the they have the right to require UDR to repurchase for cash such holders’ Notes upon the terms and subject to conditions set forth in the Notes and the indenture governing the Notes. The repurchase date specified in the indenture is January 15, 2011 (the “Repurchase Date”). The repurchase price will be 100% of the principal amount of the outstanding Notes, plus accrued and unpaid interest on the Notes to, but not including, the date of repurchase.
An Issuer Repurchase Notice is being mailed to all registered holders of Notes. For Notes to be properly tendered for repurchase they must be surrendered to U.S. Bank National Association, as the Trustee, Paying Agent and Conversion Agent in the manner specified in the Issuer Repurchase Notice. Notes properly tendered for repurchase and not withdrawn prior to the Repurchase Date will receive payment of the repurchase price, plus accrued and unpaid interest to, but not including, the date of repurchase two business days following the Repurchase Date.
UDR will also repurchase Notes under the same terms as described above following the Repurchase Date during the period commencing immediately following the Repurchase Date and expiring at 11:59 p.m., New York City time, on Tuesday, February 8, 2011 (the “Expiration Date”), unless extended. Notes properly tendered for repurchase and not withdrawn after the Repurchase Date and prior to the expiration of the offer will receive payment of the repurchase price, plus accrued and unpaid interest to, but not including, the Expiration Date, promptly following the Expiration Date. Holders tendering Notes prior to the Repurchase Date will have the opportunity to cancel such tender (whether or not payment has been made for the Notes as described above) at any time immediately following the Repurchase Date and prior to the Expiration Date.
As required by the rules of the United States Securities and Exchange Commission (the “SEC”), UDR will file a Tender Offer statement on Schedule TO with the SEC. Holders of Notes and other interested parties are urged to read the Issuer Repurchase Notice and other relevant documents filed with the SEC when they become available because they will contain important information about UDR and the repurchase. Materials filed with the SEC are available without charge at the SEC’s website, www.sec.gov. Documents filed with the SEC may also be obtained without charge at UDR’s website, www.udr.com.

None of UDR, its board of directors or its employees has made or is making any representation or recommendation to any holder as to whether to tender Notes or refrain from tendering Notes pursuant to the repurchase offer.
This press release is for information only and is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities of UDR. The offer to purchase the Notes will be only pursuant to, and the Notes may be tendered only in accordance with, the Issuer Repurchase Notice dated January 7, 2011 and related materials.
Questions relating to, and requests for copies of, the Issuer Repurchase Notice and related materials should be directed to U.S. Bank National Association by calling Amanda C. Nichols at (804) 771-7932. The address of U.S. Bank National Association is Corporate Trust Services, 100 Wall Street, Suite 1600, New York, New York 10005.
About UDR, Inc.
UDR, Inc. (NYSE:UDR), an S&P 400 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate properties in targeted U.S. markets. As of November 8, 2010, UDR owned or had an ownership position in 58,796 apartment homes including 712 homes under development. For over 38 years, UDR has delivered long-term value to shareholders, the best standard of service to residents, and the highest quality experience for associates. Additional information can be found on the Company’s website at www.udr.com.
Contacts:
UDR, Inc.
H. Andrew Cantor
acantor@udr.com
720-283-6083